SEPARATION AGREEMENT

This Separation Agreement ("Agreement") is made by and between Paul H. Barry (the "Executive") and Pepco Holdings, Inc and its subsidiaries and affiliates (collectively, the "Company").

WHEREAS, Executive is an at-will employee of the Company and serves as the Senior Vice President and Chief Financial Officer Pepco Holdings, Inc. and also serves as an officer and/or director of certain of its subsidiaries; and

WHEREAS, the Company and Executive have mutually agreed to the termination of the employment of Executive and wish to set forth herein the terms and conditions of such termination.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound, the Company and Executive agree as follows:

1.   Termination of Employment and Resignation as a Director

Executive acknowledges and agrees that his employment by the Company will cease on June 12, 2009 (the "Termination Date"). As of the Termination Date, (i) Executive shall be deemed to have resigned as director of each Company subsidiary of which he is a director on the Termination Date and (ii) Executive shall have no further duties or responsibilities to the Company, except as otherwise provided in this Agreement, and shall have no authority to act for or on behalf of the Company.

2.   Severance and Post-Termination Benefits

(a)   Executive acknowledges and agrees that, except as otherwise set forth in this Section 2, Executive shall not be entitled to receive any compensation or benefits after the Termination Date or by reason of the termination of his employment and service as a director, except for (i) accrued base salary through the Termination Date, (ii) vested benefits under any savings, pension or deferred compensation plan in which Executive participates accrued as of the Termination Date, and (iii) a payment in the amount of $29,884.62 as compensation for three weeks of accrued vacation time as of the Termination Date.

(b)   On the condition that, no earlier than on the Termination Date and no later than 21 days after the Termination Date, Executive executes and delivers a General Release of Claims, substantially in the form attached hereto as Attachment A (the "Release"), and does not revoke the Release within the revocation period specified therein, the Company shall provide to Executive the following payments and benefits ("Severance Benefits"):

i.   a severance payment in the amount of $828,800;

ii.   reimbursement by the Company of monthly premiums incurred by Executive for COBRA continuation health insurance care coverage elected by Executive (and/or his beneficiaries) covering a period beginning on the Termination Date and ending on the earlier of (i) the date that is 18 months following the Termination Date and (ii) the date on which Executive obtains health insurance coverage from another employer. Each such payment shall be considered to be a separate payment for purposes of section 409A of the Internal Revenue Code;

                  iii.   reimbursement in the cumulative amount of $50,000 for (i) any legal fees, costs and expenses incurred in connection with the negotiation of, and entry into, this Agreement, and (ii) the costs of outplacement or relocation services incurred by Executive on or before December 31, 2009; and

                  iv.   reimbursement for the fees, costs and expenses of fiscal planning and tax preparation services for calendar years 2009 and 2010 in an amount not to exceed $15,000.

        (c)   Executive acknowledges and agrees (i) that the Severance Benefits are being provided in consideration of the releases, waivers and agreements of Executive set forth in this Agreement and the Release and (ii) that upon any material breach by Executive of this Agreement or the Release that causes actual injury to the Company, the Company may require that such Severance Benefits (net of any taxes) shall be forfeited by Executive or, if already paid to Executive, shall be repaid by Executive to the Company, as liquidated damages for such breach.

        (d)   The payment to Executive under clause (i) of paragraph (b) of this Section 2 shall be due and payable on the third business day following the last day of the seven-day revocation period referred to in the Release.

        (e)   The payments to Executive under clause (ii) of paragraph (b) of this Section 2 shall be subject to the submission by Executive no later than 30 days after the monthly premium is paid by Executive of such evidence as the Company may reasonably request documenting the payment by the by Executive. Reimbursement shall be made within ten business days after the presentation by Executive of the required documentation.

        (f)   The payments to Executive under clauses (iii) and (iv) of paragraph (b) of this Section 2 shall be subject to the submission by Executive to the Company of receipts, invoices or other evidence documenting such fees, costs or expenses no later than 60 business days after they are incurred by Executive and in no event later than May 15, 2011. Reimbursement shall be made within 20 business days after the presentation by Executive of the required documentation.

        (g)   All payments to Executive under this Section 2 are subject to any applicable federal, state, District of Columbia and local tax withholding requirements.

      3.   **Reimbursement Of Business Expenses**

      Executive shall submit all requests for reimbursement of business expenses incurred by Executive by no later than 60 business days after the Termination Date. The Company will process such requests in the ordinary course consistent with it policies and procedures in effect immediately prior to the Termination Date, but in no event later than 20 business days after the receipt by the Company of all required documentation.

4. Return Of Company Property and Passwords

Executive shall return to the Company, no later than the Termination Date, all Company property in the possession or control of Executive, including without limitation any company car, computer, cell phone, pager or other electronic equipment, and any Company credit card, software, key, access device, book, record and policy and procedure manual.

5. Non-Disparagement

(a) For a period of five years following the Termination Date, Executive agrees (i) not to make any disparaging, negative or defamatory comments about the Company, its businesses or its directors, officers and employees, whether written, oral or electronic, (ii) not to make any public or private statements including, but not limited to, press releases, statements to journalists, employees, prospective employers, interviews, speeches or conversations, that disparage the Company or any of its businesses, or (iii) in addition to the confidentiality requirements set forth in this Agreement and those imposed by law, not to provide any third party, directly or indirectly, with any documents, papers, recordings, e-mail, internet postings, or other written or recorded communications referring or relating to the Company or its businesses that would support, directly or indirectly, any disparaging, negative or defamatory statement. Notwithstanding the foregoing, nothing in this Agreement shall prevent or restrict Executive from disclosing any information required by law, regulation, legal or administrative process.

(b) For a period of five years following the Termination Date, the Company agrees that neither it nor any of its directors or officers will (i) make any disparaging, negative or defamatory comments about Executive or his businesses, whether written, oral or electronic, (ii) make any public or private statements including, but not limited to, press releases, statements to journalists, employees, prospective employers, interviews, speeches or conversations, that disparage Executive, or (iii) provide any third party, directly or indirectly, with any documents, papers, recordings, e-mail, internet postings, or other written or recorded communications referring or relating to Executive that would support, directly or indirectly, any disparaging, negative or defamatory statement. Notwithstanding the foregoing, nothing in this Agreement shall prevent or restrict the Company or its directors and officers from disclosing any information required by law, regulation, legal or administrative process.

6. Confidential Information And Trade Secrets

Executive agrees that at all times following the Termination Date he shall keep secret and retain in strictest confidence, and shall not use or disclose, directly or indirectly, any confidential information, trade secrets or proprietary data of the Company, including without limitation, any data, information, ideas, knowledge and papers pertaining to the customers, prospective customers, business methods, business plans, financial data and financial projections of the Company; provided, however, that nothing in this Agreement shall prevent Executive from disclosing information (i) that becomes publicly available or (ii) in response to any subpoena or court order.

7. Non-Solicitation Of Employees

Executive agrees that, for a period of one year from the date of this Agreement, he will not solicit for employment any employee of the Company or, directly or indirectly, attempt to cause or influence any employee to terminate or modify his or her employment with the Company.

8. Company Release

The Company hereby irrevocably and unconditionally releases Executive, and his estate, executors and administrators (collectively, the "Executive Releasees") from any and all claims, damages, causes of action, suits, controversies, causes of action, cross-claims, counter-claims, demands, debts, or liabilities of any nature whatsoever in law and in equity ("Claims") that the Company ever had, now has or at any time hereafter may have against any of the Executive Releasees by reason of any matter, cause or thing whatsoever from the beginning of time to the date this Agreement is signed by Executive (the "Company Release"); provided, however, that (i) this release shall not apply to any unlawful conduct that Executive may have engaged in while an employee of the Company and (ii) nothing in this Section 8 shall in any way release the Executive Releasees from any obligation of Executive under this Agreement or the Release or waive or discharge the right of the Company to bring any Claim to enforce any provision of this Agreement or the Release. The Company represents that it has not commenced or joined in any claim, charge or action against Executive arising out of or relating in any way to Executive's employment or positions held with the Company, the termination thereof, or any other matter released pursuant to this Section 8.

9. Indemnification

The Company agrees that the entry by Executive into this Agreement or the Release will not alter or amend the rights of Executive, or the obligations of the Company, with respect to indemnification under the Company's Certificate of Incorporation as in effect on the date Executive signs this Agreement.

10. Enforcement

(a) Executive agrees that any breach by him, whether willful or otherwise, of Sections 5(a), 6 or 7 of this Agreement will cause continuing and irreparable harm to the Company for which monetary damages would not be an adequate remedy. In the event of a breach by Executive of any of Sections 5(a), 6 or 7, the Company shall have the right to enforce the provision by seeking injunctive or other relief in any court, without limiting the remedies at law or in equity otherwise available to the Company.

(b) In any action at law or in equity to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief, reasonable attorneys' fees, costs and disbursements.

11. Warranties and Covenants of Executive

Executive warrants and covenants that: (i) he personally has read this Agreement, (ii) he has had an opportunity to seek legal counsel to advise him with regard to this Agreement and the Release, (iii) he has had sufficient time to consider this Agreement and fully understands the contents of this Agreement and of the Release, including the fact that the Release contains a release of and a covenant not to sue for any and all claims which he may have against the Company, both known or unknown, even though there may be facts and consequences unknown to Executive, and (iv) he has freely and voluntarily entered into this Agreement.

12. Cooperation on Litigation or Disputes

For a period of five years following the Termination Date, if requested by the Company, and subject to reimbursement for expenses reasonably incurred (including, but not limited to, meals, accommodations, travel and other incidental expenses) and payment at the hourly rate of $460, Executive agrees to cooperate with and assist the Company in response to reasonable requests regarding the defense of any ongoing litigation, claims, grievances, arbitrations or disputes concerning Company or its businesses with respect to matters that were within the scope of Executive's responsibilities while employed by the Company.

13. Entire Agreement

This Agreement contains the entire agreement and understanding between the Company and Executive with regard to the termination of Executive's employment and supersedes any prior or contemporaneous negotiations or agreements, written or oral, with respect to the termination of Executive's employment.

14. Amendments and Waivers

(a)   This Agreement can be modified or waived only by a written agreement signed by the Company and Executive.

(b)   The Company and Executive agree that neither the waiver by a party of a breach of any term or condition of this Agreement, nor the failure of a party on one or more occasions to enforce any term or condition of this Agreement, shall be construed as a waiver by such party of any subsequent breach of such term or condition or any other term or condition of this Agreement.

15. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the District of Columbia (without regard to any conflicts of law rule that might otherwise refer construction or interpretation of this provision to the substantive law of another jurisdiction).

16. Severability

Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

17. Section Headings

The section headings in this Agreement are for convenience only and shall not be taken into account in the interpretation of this Agreement.

18. Facsimile Signatures and Counterparts

This Agreement may be executed by facsimile signature, and in two or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer, and Executive has executed this Agreement, in each case on the date indicated below.

PAUL H. BARRY   PEPCO HOLDINGS, INC.

/s/ PAUL H. BARRY   By: /s/ JOSEPH M. RIGBY
                                                 Joseph M. Rigby
                                                 President and Chief Executive Officer

Date: June 12, 2009   Date: June 12, 2009

RELEASE OF CLAIMS

I, Paul H. Barry, in consideration of the mutual promises set forth in that certain Separation Agreement (the "Agreement") executed by me and Pepco Holdings Inc. (together with its subsidiaries and affiliates, the "Company") on June 12, 2009, including the payments and benefits set forth in Section 2 thereof, and intending to be legally bound, hereby agree as follows:

I understand that the "Severance Benefits" (as defined in Section 2(b) of the Agreement) are being provided by the Company in consideration for the execution and delivery by me of this Release of Claims and are not salary, wages or benefits to which I was already entitled. I understand and agree that I will not receive the Severance Benefits unless I (i) execute this Release of Claims and (ii) do not revoke this Release of Claims within the time period specified herein or breach any term of this Release of Claims or the Agreement.

I, on my own behalf, and on behalf of my heirs, agents, attorneys, assigns and anyone else claiming for and through me, hereby knowingly, voluntarily and fully waive, unconditionally release and forever discharge (except to the extent provided in the next succeeding paragraph) all claims, damages, causes of action, suits, controversies, causes of action, cross-claims, counter-claims, demands, debts, or liabilities of any nature whatsoever in law and in equity ("Claims") that have arisen or might have arisen at any time prior and up to and including the date of this Release of Claims (whether known or unknown, accrued or contingent, liquidated or unliquidated) that I now have or may have against the Company and its officers, directors, employees, representatives, agents, attorneys, insurers (but only with respect to Claims that Executive otherwise could assert against the Company), predecessors, successors and assigns, including, without any limitation on the general nature of the foregoing release: (i) any Claims relating to my employment and the termination of my employment with the Company, including any Claim of wrongful discharge or breach of contract, (ii) any Claims arising under any federal, state, District of Columbia or local law relating to discrimination on account of race, color, religion, sex, national origin, age, disability, marital status or other illegal basis, (iii) any Claims based on any tort, such as fraud, defamation or intentional infliction of emotional distress, (iv) any Claims for wages, insurance or other fringe benefits, including group health and pension benefits and (v) any Claims for attorneys' fees or costs. I agree not to sue, or otherwise institute or cause to be instituted or in any way voluntarily participate in or assist in the prosecution of (whether as an individual or class representative) any complaints or charges against any persons or entities released hereby in any federal, state, District of Columbia, local or other court, administrative agency or other forum concerning any claims released hereby, and I represent that no such complaint or charge by me or on my behalf is pending. I warrant that this is a general release and that there has been no assignment or transfer of any claim covered hereby.

I understand and agree that in providing the general release set forth herein, I am specifically releasing all claims under the Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq.

Notwithstanding the above, I further acknowledge and agree that I am not waiving and am not being required to waive (i) any claim for the benefits provided for in the Agreement, (ii) any claim for vested benefits under any employee benefit plan in which I was a participant on or prior to the date of the Agreement, (iii) any rights or claims that I may have that first arise after the date I execute this Release of Claims, (iv) any right that cannot be waived under law, such as unemployment insurance and worker's compensation benefits and the right to file an administrative charge or participate in an administrative investigation or proceeding; provided, however, that I disclaim and waive any right to share or participate in any monetary award resulting from the prosecution of such charge or investigation or proceeding with respect to any such administrative change I may file under this clause (iv), and (v) any claim that I may have to indemnification and reimbursement of expenses under the Company's Certificate of Incorporation.

I further understand and acknowledge that: (i) I have at least twenty-one (21) days to consider the release of such claims, (ii) for a period of seven (7) days following the signing of this Release of Claim, I may revoke this Release of Claims and (iii) this Release of Claims shall not be enforceable until the seven-day revocation period has expired without revocation. I agree that, if I revoke this release during the revocation period and have received any benefits under the Agreement during the revocation period, all such benefits shall be rescinded and, to the extent practicable, will be returnable to the Company. I further acknowledge that (i) revocation can be made by delivering a written notice of revocation to Ellen Sheriff Rogers, Secretary, Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068 and (ii) for such revocation to be effective, notice must be received no later than 5:00 p.m. on the seventh calendar day after the day on which I sign this Release of Claims. If I revoke this Release of Claims as set forth herein, I acknowledge that I shall not be reinstated as an employee of the Company.

I affirm that I have read this Release of Claims in its entirety, have had a full and fair opportunity to consider and understand its terms, and have been advised to consult with counsel of my choice at my expense. I further acknowledge that I have, of my own free will, agreed to the terms hereof.

June 12, 2009   /s/ PAUL H. BARRY
Date   Paul H. Barry

ELECTION TO EXECUTE PRIOR TO EXPIRATION OF
TWENTY-ONE DAY CONSIDERATION PERIOD

I, Paul H. Barry, understand that I have at least twenty-one (21) days within which to consider and execute the foregoing Release of Claims. However, after having an opportunity to consult counsel, I have freely and voluntarily elected to execute the Release of Claims before the twenty-one (21) day period has expired.

June 12, 2009   /s/ PAUL H. BARRY
Date   Paul H. Barry